COMMENTS RECEIVED ON 01/25/2021

FROM EDWARD BARTZ

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

Fidelity Investment Grade Bond ETF

Fidelity Investment Grade Securitized ETF

POST-EFFECTIVE AMENDMENT NO. 15

1.

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the new legality opinions as exhibits to the registration statement.

2.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3.

Fidelity Investment Grade Bond ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities.”

C:

Since the fund’s name includes “Bond,” the Staff requests we revise the 80% policy to state that the fund invests 80% of its assets in “bonds” rather than “securities”.

R:

The fund believes that the fund’s name and 80% policy are consistent with Rule 35d‐1. As previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term “bond” suggests debt securities of all types. Accordingly, we respectfully decline to modify the disclosure as suggested.

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose each fund’s maturity policy.

R:

Each fund does not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

5.

Fidelity Investment Grade Bond ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain if the fund will invest principally in asset‐backed securities and/or mortgage-backed securities and that we explain the types of securities the fund will purchase (e.g. CMOs or CDOs).

R:

As described in the “Principal Investment Strategies” section “The Adviser normally invests at least 80% of the fund’s assets in investment-grade securitized debt securities (those of medium and high quality) and repurchase agreements for those securities. Securitized debt securities include mortgage-backed securities, commercial mortgage-backed securities, and other asset-backed securities that are issued by the U.S. Government, its agencies or instrumentalities, foreign governments, and corporations.”

In addition, the “Description of Principal Security Types” includes the following disclosure:

Securitized debt securities are interests in pools of mortgages, loans, receivables, or other assets. Payment of principal or interest generally depends on the cash flows generated by the underlying assets and may be supported by letters of credit, surety bonds, or other credit enhancements. Securitized debt securities have securities that FMR believes have securitized debt-like characteristics, including hybrids and synthetic securities. Securitized debt securities may be U.S. Government securities or issued by a foreign government or a bank or other financial institution.

Commercial mortgage-backed securities are interests in pools of mortgages. The commercial properties underlying the mortgages are typically retail, office, industrial, multi-family housing or hotels. Payment of principal or interest generally depends on the cash flow generated by the underlying mortgages.

Accordingly, we believe the fund has appropriately disclosed the types of securities in which the fund may invest.

6.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in domestic and foreign issuers.”

C:

If investing in emerging markets securities is a principal investment strategy of each fund, the Staff requests we disclose and add appropriate risk disclosure.

R:

Although the funds may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of each fund. As a result, each fund believes the current strategy and risk disclosure is appropriate.

7.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, each fund confirms that, at this time, each fund is not expected to count derivatives toward its 80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, each fund would value its derivatives positions using their mark to market values.

8.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.”

C:

The Staff requests a separate risk for junk bonds for each fund.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer-Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

9.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default), options, and futures contracts - and forward-settling securities, to adjust the fund's risk exposure.”

C:

Since derivatives are a principal investment strategy, the Staff requests we add a separate risk for derivatives.

R:

Each fund believes that the risks associated with investing in derivatives are described in “Issuer-Specific Changes” and “Leverage Risk” in each Fund Summary section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

10.

Fidelity Investment Grade Securitized ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in securitized debt securities (including mortgage-backed securities, commercial mortgage-backed securities, and other asset-backed securities) issued by the U.S. Government and its agencies or instrumentalities, foreign governments, and corporations.”

C:

Will the fund invest more than 15% in non-investment-grade private residential and commercial mortgage-backed securities? If so, the Staff requests we explain how the fund determined that its investment strategy is appropriate for the open-end structure.

R:

The fund is not expected to invest more than 15% of assets in non-investment-grade private residential and commercial mortgage-backed securities.

11.

Fidelity Investment Grade Securitized ETF

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser may invest the fund's assets in lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).”

C:

The Staff requests we revise to state that the fund may invest up to 20% of the fund’s assets in junk bonds.

R:

The fund has a principal investment strategy of “normally investing at least 80% of assets in investment-grade securitized debt securities (those of medium and high quality) and repurchase agreements for those securities.” We believe that it is clear from this disclosure that no more than 20% of the fund’s assets may be invested in below investment-grade securities and that the requested disclosure may potentially send a signal that the fund’s investments in non-investment grade debt may be more significant than is in fact the case. Therefore, we respectfully decline to make the requested change.

12.

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

“Foreign Exposure. Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.”

C:

The Staff requests that we confirm whether any securities underlying the ETFs are traded outside of a collateralized settlement system. If so, disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis.

R:

The securities underlying the ETFs are expected to be traded inside a settlement system.